Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2001		2002		2003		2004		2005
Earnings:
(Loss) Income from Continuing Operations before Provision for Income Taxes and Minority Interest	$(28,111)		$114,519		$156,989		$166,735		$197,018
Add: Fixed Charges	177,032		178,587		195,258		240,270		245,431
	$148,921		$293,106		$352,247		$407,005		$442,449

Fixed Charges:
Interest Expense, Net	$134,742		$136,632		$150,468		$185,749		$183,584
Interest Portion of Rent Expense	42,290		41,955		44,790		54,521		61,847
	$177,032		$178,587		$195,258		$240,270		$245,431
Ratio of Earnings to Fixed Charges	0.8	x(1)	1.6	x	1.8	x	1.7	x	1.8	x

(1)           We reported a loss from continuing operations before provision for income taxes and minority interest for the year ended December 31, 2001 and we would have needed to generate additional income from operations before provision for income taxes and minority interest of $28,111 to cover our fixed charges of $177,032.